June 25, 2012

Via E-mail

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re:    Atlas Financial Holdings, Inc.
Amendment No. 1 to Form 10-12g
Filed May 4, 2012
Form 10-K/A for the Fiscal Year Ended December 31, 2011
Filed May 4, 2012
File No. 000-54627

Dear Mr. Riedler:
We have reviewed your comment letter dated June 13, 2012 and are providing the following responses.
Item 13. Financial Statements and Supplementary Data
1. Refer to your response to our prior comment one. We acknowledge the addition of your unaudited financial statements and related MD&A for the quarterly periods ended March 31, 2012 and 2011 included in the amended Form 10. However, we note that you have omitted your audited financial statements, auditors’ report and related MD&A for the year ended December 31, 2011 in this amendment. Please re-insert the financial statements required by Rule 3-12 of Regulation S-X in your next amendment to your Form 10.

Response: In response to the Staff's comments, we have re-inserted the audited financial statements, auditors' report and related MD&A for the year ended December 31, 2011 in the Amendment #3 to Form 10.
Notes To Consolidated Financial Statements
1. Nature of Operations And Basis Of Presentation
Summary of Significant Accounting Policies

Accounts receivable and other assets, page 45
2. Refer to your response to our prior comment two. We acknowledge the disclosure in your response letter, dated June 1, 2012, that your settlement agreement resulted in a cash recovery approximating $132,000. We concur that the amount is immaterial and with your proposed recognition in your second quarter 2012 Form 10-Q. However, the disclosure in your Form 10 (including amendments), Form 10-K for FY 2011 and Form 10-Q for the quarterly periods ended March 31, 2012 only states the following: “Atlas’ allowance for bad debt primarily relates to a single agent. Settlement proceedings with this agent were ongoing as of March 31, 2011. A settlement was executed in April 2012 and will be reflected in Atlas' financial statements for the six month period ended June 30, 2012.”

Please revise these filings to include the following key disclosure, included in your response letter, to allow the investor to properly assess the risks associated with this receivable:

•	The fact that the “entire receivable balance from this agency was previously fully reserved”, and

•	The settlement executed in April 2012 resulted in a minor recovery of previously reserved amounts.

Response: In response to the Staff's comments, we have revised the Form 10 for FY 2011 (pages 62 and 85) Form 10-k for FY 2011 (page 51) and Form 10-Q for quarterly periods ended March 31, 2012 (page 11) to include the key disclosures above.

Item 14. Changes in and Disagreements with Accountants, page 77
3. Revise your disclosure to clearly indicate if there were any disagreements with KPMG. Also, file a currently dated letter as an exhibit that is addressed to the Securities and Exchange Commission and that addresses the revised disclosures made in Form 10/A as required by Item 304 of Regulation S-K.

Response: In response to the Staff's comments, we have revised our disclosure in this item:
"KPMG LLP was discharged on June 20, 2011. KPMG LLP had not issued a report in the last two fiscal years containing a disclaimer or adverse opinion, or that was qualified or modified. We had no disagreements with KPMG at any time during their tenure as our independent accountant as to a matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference to the subject matter of the disagreement in their report, nor have there been any reportable events."
Further, we have filed, as Exhibit 16, a new letter from KPMG LLP addressed to the Securities and Exchange Commission which addresses the revised disclosures in this item.
We intend to file our amended Forms 10, 10-K and 10-Q on June 25, 2012, and will be incorporating those changes indicated above. For those responses that did not require changes to these documents, please let us know whether they are responsive to your inquiry. You may contact me at (847)700-8600 or Paul Romano, our Vice-President and Chief Financial Officer, at (847)700-8603.

Sincerely,
/s/ Scott D. Wollney
Scott D. Wollney
President and CEO
Atlas Financial Holdings, Inc.

Cc: Paul Romano, VP & CFO, Atlas Financial Holdings, Inc.